June 13, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Kimberly Browning

Re:	Security Equity Fund (File Nos. 002-19458 and 811-01136) (the “Registrant”)

Dear Ms. Browning:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment No. 126 to the registration statement of Security Equity Fund filed pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) on March 22, 2013 (the “Post-Effective Amendment”). The Post-Effective Amendment related to the Guggenheim Global Enhanced Equity Income Fund (now, the Guggenheim Enhanced World Equity Fund), a new series of the Registrant. The SEC staff’s comments were conveyed via a telephone conversation between you and Julien Bourgeois of Dechert LLP on May 8, 2013. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comments

Representations

1.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: We make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

Comments Relating to the Prospectus

Fees and Expenses of the Fund

2.	Comment: It is unclear from footnote 2 under the “Fee Table” whether the expense limitation agreement may be terminated and, if so, who can terminate it and under what circumstances may such termination occur.

Response: The footnote shows that the expense limitation agreement can be terminated upon the investment adviser ceasing to serve as such. This is consistent with the provisions of the expense limitation agreement, which is filed as Exhibit (h) to Part C.

3.	Comment: The disclosure under the “Expense Example” table is not required by Form N-1A, please explain the authority for making this disclosure.

Response: Although this disclosure is not required by Form N1-A, the Registrant believes it is helpful in fully understanding what the values in the “Expense Example” represent and believes that it may have been first introduced at the request of the SEC staff.

4.	Comment: Please confirm that the disclosures in the “Principal Investment Strategies” sections reflect the Fund’s principal investment strategies. To the extent that there are any non-principal investment strategies for the Fund, please do not disclose them in the “Principal Investment Strategies” section of the Prospectus.

Response: The Registrant has reviewed the “Principal Investment Strategies” section and confirms that it believes that the Fund’s principal investment strategies are properly disclosed.

5.	Comment: Please refrain from using generalities and open-ended terms and phrases (e.g., “including,” “such as,” “without limitation,” and “but not limited to”) in the descriptions of the principal investments and update the Funds’ principal investment strategies to describe with specificity the principal investments and strategies the Funds will use.

Response: The Registrant has considered the requested changes and modified the disclosure when deemed appropriate.

6.	Comment: Please revise the disclosure to clarify whether the Fund focuses on a particular market capitalization or whether it focuses its investments in all market capitalizations.

Response: We have added the following disclosure to note that the Fund is not restricted by market capitalizations:

The Fund can invest in securities of companies that represent a broad range of market capitalizations and will not be constrained by capitalization limits.

7.	Comment: Please confirm if the Fund may borrow as part of its principal investment strategies and, if so, please disclose the purposes for such borrowing.

Response: The Fund does not have a principal investment strategy of borrowing.

8.	Comment: Please confirm whether the Fund may invest in affiliated Exchange Traded Funds (“ETFs”). Additionally, please explain in your responses that the Fund will count underlying holdings of the registered investment companies in which it invests towards the Fund’s 80% test required by Rule 35d-1.

Response: The Fund may invest in affiliated ETFs in accordance with the provisions of the 1940 Act and rules thereunder. The Fund will generally count the underlying holdings of the registered investment companies in which the Fund invests towards its 80% test when the investment companies have similar principal strategies and tests.

9.	Comment: The term “equity-like securities” is open-ended, please define or explain what “equity-like securities” are.

Response: As indicated by the disclosure in Item 4, the term “equity-like securities” includes “individual securities, [ETFs], and derivatives giving exposure (i.e., economic characteristics similar to) to the equity markets.”

10.	Comment: With respect to investments in derivatives, please confirm that all derivatives in which the Fund may principally invest and disclose the purposes for which the Fund may invest in such derivatives (e.g., if for speculative purposes please disclose). Additionally, please confirm that any attendant risks are also disclosed.

Response: The Registrant has reviewed the disclosures and believes that the descriptions of derivatives in which the Fund may principally invest and any attendant risks are properly disclosed. Therefore, no change was made in response to this comment.

11.	Comment: Please confirm that the Fund will segregate its assets for total return swaps consistent with Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”). Please acknowledge that the Registrants are familiar with Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Aug. 31, 2011) (the “Derivatives Concept Release”) and that the SEC may issue definitive guidance in the future.

Response: The Registrant has reviewed the disclosures and confirms that the Fund segregates its assets consistent with Release 10666. The Registrant acknowledges that it is familiar with the Derivatives Concept Release and that the SEC may issue definitive guidance in the future.

12.	Comment: Please confirm that all bonds in which the Fund may principally invest, including the credit quality of such bonds, are disclosed.

Response: The Registrant has reviewed the disclosure and has made the following change concerning the credit quality of the bonds in which the Fund will principally invest:

The Fund may hold fixed income securities of any quality, rated or unrated, including those that are rated below investment grade, or if unrated, determined to be of comparable quality (also known as “high yield securities” or “junk bonds”).

13.	Comment: Please delete or clarify the term “lesser extent”

Response: The Registrant has removed this phase.

14.	Comment: Please clarify the extent to which the Fund will principally invest in Exchange Traded Notes (“ETNs”).

Response: Investments in ETNs are a principal investment strategy of the Fund. Beyond indicating that the Fund will principally invest in ETNs, we are not aware of any requirement to disclose the extent to which the Fund will invest in ETNs.

15.	Comment: Please indicate whether, for purposes of calculating the value of Fund assets used towards meeting the 80% test required by Rule 35d-1, the Fund will use the market value of derivatives that have economic characteristics similar to equity investments or whether it will use their notional value. The staff believes that market value may be more appropriate.

Response: As an initial matter, we respectfully note that it is unclear whether the Fund’s name is within the scope of Rule 35d-1 under the 1940 Act. We believe that the use of the term “enhanced” in the name makes it clear that the name connotes an investment strategy as opposed to traditional “equity” strategy investments. However, for the avoidance of doubt, the Registrant has adopted an 80% policy of investing in equity and equity-like securities, consistent with the requirement under Rule 35d-1.

With regard to how the Fund intends to calculate the percentage of its assets in investments for purposes of its 80% policy, we disclosed prominently in the Item 9 disclosure that the Fund intends to use the notional value because it will more accurately reflect the potential returns of the derivatives that provide exposure to the equity investments.

Section 35(d) codifies the Congressional belief that investors focus on an investment company’s name to determine the investment company’s investment emphasis and risks.1 The SEC adopted Rule 35d-1 to address certain investment company names that are likely to mislead an investor about a company’s investment emphasis not its exposure to counterparty risk. Furthermore, the requirement that an investment company with a name subject to Rule 35d-1 invest at least 80% of its assets in the type of investment suggested by its name serves the purpose of providing an investor “greater assurance that the company’s investments will be consistent with its name.” The SEC adopted the rule so that investors were fully informed about the type of investments to be made by the investment company and the potential returns of those investments.

[1]	Investment Company Names, SEC Release No. IC-24828 (Jan. 17, 2001).

The SEC, however, did not provide guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1. In fact, as recently as 2011, the SEC requested comment on how derivatives should be valued for a variety of purposes and made reference to “notional value” in various instances in its release.2 For example, the SEC expressly requested comment as to whether notional value should be used for purposes of whether an investment company is diversified or is concentrated in a particular industry.3 This indicates that the SEC believes that notional value may be an acceptable way to value derivatives for certain purposes and, absent a statement to the contrary, has not disapproved of the use of notional value in appropriate contexts. Indeed, using notional value to calculate the value of assets allocated towards the 80% basket is a better indicator of investment return and more accurately aligns an investment company’s name with its actual investment exposure; thereby informing investors of what they are investing in for purposes of the names rule.

The SEC indicated in the Rule 35d-1 adopting release that an investment company is permitted to include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.” This statement indicates that Rule 35d-1 is intended to notify the investor of the economic characteristics or potential returns of the investments in which the investment company makes, not its liquidation value. The notional amount is indicative of the return on a particular underlying asset. Through the use of derivatives, the Fund may obtain a return that is the economic equivalent to the return that would have been obtained from a direct investment of the notional amount of the instrument underlying the swap.

Accordingly, using the notional value of a derivative instrument to calculate the value of derivative investments is appropriate under the circumstances. By using market value, the Fund faces the possibility that the Fund’s name, and ultimately the investor, will not take into account potential future gains and losses associated with the derivatives positions and that the Fund’s return could differ from the investments supported by the Fund’s name.

However, because the names rule is ultimately concerned with adequate disclosure to investors and in order to ensure that the approach chosen by the Fund is even more prominently disclosed to investors, the Registrant has included the Item 9 disclosures in the Item 4 disclosures.

16.	Comment: Please disclose how the Fund will determine the country of the issuer and if there are any targeted geographic regions or sectors.

Response: The Registrant will not target geographic regions or sectors and has added the following disclosure in Item 9 to indicate how the Registrant will determine the country of the issuer:

The Fund will determine the country of an issuer of a security based on: (a) the issuer’s domicile or location of headquarters; (b) where the issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed or where it has at least 50% of its assets; (c) the principal trading market for the security; or (d) the currency in which the security is denominated.

[2]	See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Sept. 7, 2011) (“Derivatives Release”).
[3]	See Derivatives Release Sections III.B.1. and V.C.

Principal Risks

17.	Comment: Please confirm that the risks disclosed in the “Principal Risks” section are the principal risks for the Fund based on the principal investment strategies of the Fund.

Response: The Registrant confirms that the risks disclosed in the “Principal Risks” section for the Fund are believed to be the principal risks for the Fund based on the Fund’s principal investment strategies.

18.	Comment: Because the Fund may invest in issuers in all market capitalization ranges, please add risk disclosure for small-capitalization, mid-capitalization and large capitalization issuer risks.

Response: The Registrant has reviewed the current disclosure and believes that “Market Risk” sufficiently discloses the risks of the Fund’s principal investment strategy.

19.	Comment: Please explain why “Commercial Paper Risk” is a principal risk to be disclosed in Item 4.

Response: The Registrant has included the “Commercial Paper Risk” because commercial paper is specifically disclosed in the “Principal Investment Strategies.”

20.	Comment: Concerning “Exchange Traded Notes Risk,” please disclose the risk of bank failure to Item 4, and please disclose and further clarify Internal Revenue Service and tax risks to Item 9.

Response: The Registrant has made the appropriate changes to “Exchange Traded Notes Risk” in both Item 4 and Item 9 as requested by the SEC staff.

21.	Comment: Regarding “High Yield and Unrated Securities Risk” in Item 4, please clarify the term “higher yielding.”

Response: The Registrant has removed the term “higher yielding” and replaced it with “high yield” to avoid possible confusion.

Buying Fund Shares

22.	Comment: The Fund indicates that it “reserves the right to reject of refuse, in whole or in part, any purchase order for Fund shares within 3 business days of Guggenheim Investments receiving the purchase order.” Please explain how this is not inconsistent with Rule 22c-1 which requires that every security sold shall be priced based on the next net asset value (“NAV”) of the Fund computed after receipt of an order to purchase Fund shares.

Response: The Fund’s right to reject or refuse any purchase order in whole or in part is not inconsistent with Rule 22c-1, because if the Fund chooses to accept an order, the price at which the investor pays will still be based on the NAV next computed after receipt of the tender of the order to purchase Fund shares.

Comments Relating to the Statement of Additional Information (“SAI”)

Investment Methods and Risk Factors

23.	Comment: Item 16(b) requires that the SAI describe any investment strategies used by the Investment Manager in managing the Fund that are not principal strategies, and the risks of those strategies. In the “Investment Methods and Risk Factors” section, please remove those strategies that are considered principal, and the risks corresponding to those strategies, and place them in the Prospectus.

Response: The Registrant believes that the current disclosure in the SAI is consistent with Form N-1A. The “Investment Methods and Risk Factors” section in the SAI notes that the section contains disclosure regarding both principal and non-principal strategies, and the risks corresponding to those strategies. The disclosure notes that any strategy (and corresponding risks) described, but not described in the Fund’s Prospectus, should not be considered a principal strategy or corresponding risk to such strategy. The SAI provides additional information regarding principal and non-principal strategies, and the risks corresponding to those strategies, but makes clear which strategies are considered principal and non-principal. Thus, we respectfully note that we have not implemented any change in response to this comment.

Fundamental Policies

24.	Comment: In the final paragraph of the Fundamental Policies section, please provide a description of those transactions that are “economically equivalent to borrowing.”

Response: The Registrant has added the phrase “(e.g., reverse repurchase agreements)” immediately after the referenced language.

Operating Policies

25.	Comment: Regarding Operating Policy 1, please clarify what the Fund will do when its portfolio reaches its threshold of 15% of its assets in illiquid assets.

Response: The Registrant has added the following clarification after the Liquidity Operating Policy:

For purposes of Operating Policy 1 directly above, under normal circumstances, the Fund will not hold more than 15% of its assets in illiquid securities; however, if securities that were liquid at the time of purchase subsequently become illiquid and result in the Fund holding illiquid securities in excess of 15% of its net assets, the Fund will no longer purchase additional illiquid securities and may reduce its holdings of illiquid securities in an orderly manner, but it is not required to dispose of illiquid holdings immediately if it is not in the interest of the Fund.

26.	Comment: Please confirm whether, for purposes of industry concentration, the Fund will look through a registered fund and count the fund’s underlying holdings. The SEC staff believes that looking through to the fund’s holdings may be more appropriate.

Response: We are not aware of any SEC requirement to look-through underlying registered funds when monitoring the Fund’s industry concentration limit. The Fund’s fundamental concentration limit explicitly excludes investment companies. This approach is similar to the treatment of funds in Section 5(b) of the 1940 Act.

27.	Comment: Please confirm whether the Fund may pledge assets to secure borrowing. If so, please confirm that it will not pledge more than 33% of its assets.

Response: The Registrant may pledge assets to secure borrowings and acknowledges the SEC staff’s position that the Fund may not pledge to secure borrowings in an amount exceeding one-third of the Fund’s total assets.

*    *    *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Secretary and Senior Vice President Security Investors, LLC